  Exhibit 99.1

2019–2020

BUDGET

ACTING WITH URGENCY
WE CAN'T DO IT ALONE

New Nouveau Brunswick

Budget 2019–2020

Published by:

Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick E3B 5H1

Canada

Internet: www.gnb.ca/finance Tuesday, March 19, 2019 Cover:
Service New Brunswick (SNB 12224)

Translation:
Debates Translation, Legislative Assembly

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-1888-5

ISSN 0833-5680

Printed in New Brunswick

Table of Contents

Introduction	5
Economic and fiscal conditions	7
Making government work	8
Growing a sustainable economy	9
Building a sustainable health care system	11
A sustainable education system	13
Providing sustainable social services	14
Multi-year plan	15
Conclusion	16
Appendix: Summary budget information	17

Introduction

Mr. Speaker, I rise with an immense sense of responsibility because today our government is putting forward an urgent plan. A plan to make government affordable. A government not only affordable today, but one we can sustain in the future.

Clearly our province is at a crossroads.

We all have choices to make, and we must all work together and choose wisely. We cannot continue to push decisions down the road. It is not responsible, and those actions are endangering the future of our province.

Your neighbours, your family members, your friends, all New Brunswickers, have paid one billion dollars in increased taxes over the last four years.

Mr. Speaker, there is simply no reason the budget could not have been balanced earlier. Instead, nearly one billion dollars was added to New Brunswick’s net debt over the last four years.

Our debt is now costing almost $700 million in interest per year. We hope that all members of this House will agree that we cannot continue this course. It would simply be irresponsible not to change direction, and, Mr. Speaker, it starts today.

We cannot continue to spend beyond our means, and we can no longer keep raising taxes on hard-working New Brunswickers. They deserve better.

Today’s budget represents a new beginning for our province. Today is a reset, a reset to restore confidence.
Mr. Speaker, we must say yes to governing responsibly, and New Brunswickers must be able to sleep at night and not worry about their government’s ability to provide the essential services they have the right to expect.

Long-term stability matters.

Mr. Speaker, New Brunswick businesses have seen government-related costs go up dramatically. As employees we are all happy to enjoy new holidays, but someone has to pay for them. Over the last year, WorkSafeNB passed unbearable rate increases on to business, and now the Government of Canada is unloading another dramatic cost in the form of the carbon tax. How much government- imposed cost can our business community take? The cost of the public sector, at all levels, is simply too large, and it’s suffocating our economy. It has to stop.

Your government is putting forward a plan to ensure you, your children, and your grandchildren have a secure future.

Good governancemeans making responsible choices. Our first budget is a turning point. After only three months since forming government, we chose to balance the budget because we need to act with urgency.

Our debt load and tax burden is crushing the people of this province. It’s hurting our economy, and it’s making it nearly impossible for families to get ahead. Our essential services are at risk – health care, education, and social programs. As a province we are failing at the basics.

Rather, we were failing, and today represents a significant step in getting our financial house in order.

Mr. Speaker, it doesn’t matter on which side of the House we sit, the fact is, we are all in this together. The best hope we have of turning things around for this province is working together.

Traditionally, when a budget is tabled, you either support it or vote against it based on where you sit. I am asking all members of this House to think differently because the time for action is now, and we can’t do it alone.

I invite all members of this House, the public service, and indeed all New Brunswickers to see this budget as a beginning, not an end.

We need your help.

By changing course together, we can turn our province around.

The net debt of New Brunswick, which now stands at $14.1 billion, will go down by the end of the next fiscal year.

The last time this happened was 13 years ago. This will show all of Canada that New Brunswick is getting its fiscal house in order, and we will be able to hold our heads high.

By having our fiscal house in order, we will show the rest of the world that New Brunswick is getting its act together, that it is a good place to invest, to raise a family, to work, and to retire. This budget is about protecting our ability to provide essential services to future generations.

Just like any household or business understands, maintaining a sustainable balance in our finances is not a one-year task. It requires continued diligence, responsible decision making, and, sometimes, yes, difficult choices. New Brunswickers understand this.

There are platform initiatives that are not reflected in this budget. Today is about managing responsibly to ensure a sustainable future. This is our guiding principle. Today is also an invitation to work together across party lines to strengthen our province.

Economic and fiscal conditions

Mr. Speaker, I will now provide an economic and fiscal outlook.

At this time last year, the previous government projected a deficit of $188.7 million. As noted in our third quarter report, we are proud to project a modest surplus of
$4.5 million for 2018–2019. As you can understand we are very proud of this accomplishment. This has been achieved through responsible management because we made a conscious decision not to dump expenses into this year.

We also embraced stronger-than-expected revenue growth, which we did not spend.

We will continue moving towards sustainable surpluses and address our net debt. But let’s remember, the job is not done, and we will need to continue to work hard to reduce our debt to an acceptable level.

Left unchecked, our demographics will challenge economic and revenue growth potential and increase demand for services such as health care.

We cannot rely on additional tax increases. Our tax burden is already too high. Our commitment is to work hard to lower New Brunswickers’ taxes over time to help grow the economy.

Forecasters have lowered their 2019 growth expectations nationally and internationally, and New Brunswick is no exception. The Department of Finance and Treasury Board now projects the New Brunswick economy will expand by 0.6 per cent.

Ongoing trade uncertainty, weaker growth among our major international and domestic trading partners, and temporary weakness in the manufacturing sector are all contributing to slower growth in 2019. Further details on New Brunswick’s economic growth prospects are provided in the 2019–2020 Economic Outlook.

While we have limited ability to influence the economic and demographic forces that support revenue growth, we are managing our spending responsibly. Revenues are projected to grow by 1.5 per cent for 2019–2020. Our budget demonstrates strong fiscal management by limiting spending growth to just 1.3 per cent.

Mr. Speaker, our budget will result in a surplus of $23.1 million for our first year in office.

Mr. Speaker, and this is important, our decisions will result in the net debt for New Brunswick declining by $49.2 million. The last time New Brunswickers saw a decline in net debt was in 2006–2007.

This will be a turning point for our province, which can only be achieved by acting urgently and working together. We can’t do it alone.

We must make this happen.

Making government work

Mr. Speaker, in the short time I have been the Minister of Finance and Treasury Board, I have gained an appreciation for the dedication and professionalism demonstrated daily by the people who work in the public service. They continually rise to the occasion when tasked by government to offer solutions to the challenges we face.

Today’s budget is another example where the public service has responded by finding solutions that restore balance to our public finances. This was not an easy process. I thank my Cabinet colleagues, their deputy ministers and teams for their support. Departments know their operations best, and where changes need to be made.

Mr. Speaker, to the unions who will be entering a new round of collective bargaining, our government wants to work with them. We recognize the rising cost of living in determining a fair and deserving level of compensation. We want to work with them to identify solutions to improve services, to adopt different ways of working, and to find efficiencies to help pay for well-deserved wage gains.

We are facing a serious labour shortage in this province with nearly 25 per cent of our labour force aged 55 or over, workers who are at or approaching retirement age. We need workers. Our economy depends on our ability to recruit them.

Let’s do better, together.

Today, I am announcing a new program for the use of the members of this House. The Members of the Legislative Assembly are here to represent their communities, and they have a clear understanding of what matters in their ridings. This budget includes funding which will be directed by each member in support of projects that are important to the fabric of the communities they represent.

For too long, the Office of the Auditor General has been underfunded. This stops today.

I am pleased to announce that the budget of the Office of the Auditor General will increase by $1.0 million for 2019–2020. By increasing funding, our government is providing the Auditor General with the resources needed to protect the interest of taxpayers, and to hold government to account.

We believe we need to do more to ensure complete fiscal transparency. Today, I am also pleased to announce that we will be introducing a new level of financial reporting starting with our first quarter report. New Brunswickers will see not only year-end projected results, but also quarterly actual results. This has never been done before and demonstrates to New Brunswickers our commitment to responsible fiscal management.

There are a number of important steps towards increasing accountability, improving services, driving efficiencies and delivering value for money for New Brunswickers.

An important change to improving accountability is the added responsibility placed upon the Clerk of the Executive Council as Chief Operating Officer. This means the Clerk is tasked with ensuring that the civil service delivers high quality programs and services based on clear measures and evidence-based evaluations.

Another important decision our government made was to merge the Department of Finance and Treasury Board into one organization. It will have the responsibility for Human Resources Client Services, previously delivered by Service New Brunswick. This aligns mandates and operations under one department, and will strongly position government to deliver on our strategic priorities and fiscal responsibilities. By taking this step, we are in a better position to understand the complete picture of issues facing the province, from the economy and revenues, to fiscal management, human resources, information technology and value for money opportunities.

Growing a sustainable economy

Mr. Speaker, in 2008, New Brunswick was on the cusp of a significant private sector-led expansion as a series of major projects were poised to unlock New Brunswick’s economic potential. At the time, private sector investment significantly outpaced public sector investment. Unfortunately, the significant potential these projects represented did not materialize.

When we took office last fall, public and private investment was almost the same. While public sector infrastructure spending can provide an important stimulus during an economic downturn, it cannot continue at elevated levels indefinitely. Our government recognized this and urgently took steps to right-size our capital expenditures.

Simply put, a healthy, growing economy needs a strong, vibrant, and growing private sector. Decisions that detract from our duties as responsible fiscal stewards of the province may provide a short-term boost, but at a long-term price. This is the approach taken by the previous government. We see it differently. We are committed to creating a foundation that leads to long-term sustainable growth.

With continued fiscal discipline, we are committed to lowering the tax burden on New Brunswickers when it is financially responsible to do so. However, rather than taking a piecemeal approach, we will take a broader look at the New Brunswick tax system with a view towards creating conditionsfor growth through lower taxes.

We remain committed to looking out for the best interests of New Brunswick’s small businesses. An example of this is our approach to dealing with recent federal tax changes related to passive income.

Effective January 1, 2019, the federal government introduced a measure which phases out access to the federal small business corporate income tax rate based on the amount of passive investment income earned by a corporation. As our government is committed to helping small businesses and cutting taxes, New Brunswick will not parallel this federal measure. Maintaining the current rules for the New Brunswick small business limit will avoid a corporate income tax rate increase from 2.5% to 14% on active business income for those small businesses impacted by the federal changes.

Your government is committed to establishing predictable minimum wage increases to benefit both employers and employees, we have done so by linking increases to the New Brunswick Consumer Price Index. This will allow New Brunswick employers and employees to be better prepared for increases when they occur.

Mr. Speaker, the minimum wage will increase by 25 cents to $11.50 per hour on April 1, 2019.

Our government wants an open-for-business philosophy. Today’s budget includes a revised regulatory environment for repayable financial assistance programs in the agriculture, aquaculture, and fisheries sectors.

Beginning in April, we will eliminate the front licence plate.

In addition, volunteer firefighters play an important role in public safety, and therefore, we will be eliminating the fee that volunteer firefighters pay for their licence plates.

We value our covered bridge and ferry network. Recognizing their important place within our culture and their economic contribution as tourism assets, we will review the condition of our covered bridges and ferry network with the objective of protecting and maintaining them, so they can be enjoyed by future generations of New Brunswickers.

Mr. Speaker, we have always said that we are not interested in building things we don’t need.

As announced in our capital budget last December, the Department of Transportation and Infrastructure has begun to implement a long-term asset-based management program, which will allow for better planning and better predictability based on needs, and not for self-serving political motivation, which has too often hurt our province financially.

As part of that capital budget we also announced a review of the twinning of Route 11. We have since undertaken this review and I am pleased to announce that we will be asking the Government of Canada to allow for a change in the scope of the project to exclude the requirement for constructing the remaining bridges or structures currently part of the project. This will permit the continuation and completion of affordable twinning to Bouctouche.

We also want to be clear, we will seek a further change in the scope of work to continue to enhance Route 11 to Miramichi.

While this government has no interest in building unnecessary infrastructure, we recognize the importance of having affordable and needed infrastructure.

Building a sustainable health care system

Mr. Speaker, our health care system is showing signs of stress that, if left unchecked, will see the system collapse. We have seen headlines related to temporary closures of hospital units due to staffing shortages, and issues surrounding the access to and availability of our ambulance service.

Maintaining the status quo will not work. We need a paradigm shift when dealing with the pressures in responding to the health care needs of New Brunswickers, now and in the future. Simply allocating a larger share of the provincial budget is not feasible. Spending money we do not have will not lead to solutions to the challenges we face in delivering quality, effective health care to the people of New Brunswick.

The demographic challenge New Brunswick is confronting over the next 15 years will cause unbearable pressure on our health care system. In our view, the only reasonable solution is to seek a one-time demographic weighted health care agreement from the Government of Canada. This would allow New Brunswick to navigate through this unavoidable financial crisis being caused by our demographic situation.

While we will continue to aggressively seek improvements to the service delivery of our health care system, the magnitude of savings required cannot sufficiently compensate for the financial pressures ahead.

Delivering on a modern and efficient health care system will require innovation, planning, and continuous improvement. By taking this approach, we will improve access to health care, offer appropriate care at the correct time, ensure better access to primary health care providers, and deliver more care in the community. However, we cannot do this alone. Improvements to the health care system will require ongoing collaboration with the regional health authorities, health professionals and other health care partners.

Today’s budget contains initiatives that support improved health outcomes. They are also initiatives that reflect our objective of achieving sustainable balance in our finances.

One area of emphasis is improved access to health care. However, we must recognize the human resource challenges we face, and nowhere is this more apparent and significant than within our nursing workforce.

This is why our government will be investing $2.4 million in 2019–2020 to implement our Nursing Human Resources Strategy developed in partnership with our regional health authorities, professional associations, post-secondary education partners and unions.

This will include the creation of new full-time positions, the recruitment of more internationally educated nurses, strengthened education programs and measures to improve the retention of our current workforce.

Too many New Brunswickers still don’t have timely access to a family doctor or a nurse practitioner. This lack of access leads to citizens going to emergency rooms or walk-in clinics across the province, which do not offer the type of proactive health care needed to support them and their families. This is why our government will be hiring nurse practitioners to improve primary care access. We will be launching a demonstration pilot, which will see the creation of a new primary health care clinic staffed mainly by nurse practitioners. This new clinic will have the capacity to take on up to 6,000 patients once it is fully operational. If successful, our government is committed to opening more of these centres.

These initiatives will make access to primary health care easier and improve service to New Brunswickers. However, we recognize that more can be done.

While the regional health authorities have increased their surgical volumes in recent years in response to growing wait times, we are not keeping up with the demand linked to our aging population. We must do better.

We will work with our health care partners to identify and implement process improvements to reduce wait times. To respond to one of our most pressing needs, we will initially focus on hip and knee replacement surgeries.

We cannot stand idly by while our health system falls apart around us. The time for action is now, or we will be caught reacting to an increasing number of crisis situations across the province.

By acting now, we can build a safer, more reliable, effective and sustainable health care system for all citizens of our province.

I want to assure New Brunswickers that our network of health care providers will continue to be in areas where they are needed most, and this includes in rural New Brunswick.

As with all we do, our decisions in building a sustainable health care system will be guided by measuring our results, reporting on progress, enhancing what is working and changing what is not.

A sustainable education system

Mr. Speaker, our children deserve the best education we can give them. Providing our children with a top-notch education has the added benefit of building a world- class workforce that drives economic growth. However, achieving results takes time.

Building on the work of the previous government, we will continue to implement the existing 10-year education plans, and we will maintain what is successful and adjust as required.

Recognizing where things are working, I am pleased to confirm that we will maintain the high standards established within our network of designated New Brunswick Early Learning Centres. The centres are intended to help parents access more affordable and high-quality child care services. Parents whose children attend designated New Brunswick Early Learning Centres and New Brunswick Early Learning Homes may be eligible for improved subsidies for child care expenses.

Our government recognizes that providing a high-quality, inclusive early learning and child care experience is an important foundational step towards helping our children develop their skills as they embark on a journey of lifelong learning. Understanding that there are children who may need additional support as they begin this journey, Budget 2019–2020 includes an additional $1.0 million to increase wages among trained early childhood educators.

Just as we are doing across government, we will follow the numbers. Initiatives that are delivering measurable results will continue. Initiatives that are not delivering the desired results will be reviewed with the objective of identifying best practices that could be applied in New Brunswick, and lead to better educational outcomes for our children.

We will listen to parents, work closely with educators, take politics out of decision making, and reach solutions that work for our children. We will do this in a way that recognizes our fiscal realities, yet empowers teachers to make the decisions to meet the needs they see in the classroom.

To empower teachers, we will establish a red tape reduction commission to identify and eliminate regulations that distract teachers from classroom teaching. In addition, we will review the format of report cards to ensure they work for teachers, students, and parents.

Mr. Speaker, today I am pleased to share with you two new post-secondary education initiatives.

First, recognizing that lifelong learning is essential, many of our young people go on to post-secondary studies – often at great expense. Following a review that is in its final stages, we will unveil a renewed bursary program for students attending public and private universities and colleges in New Brunswick.

Funding will now follow our students.

Second, our government will also bring forth legislation to reintroduce the New Brunswick Tuition Tax Credit. Individuals will be able to claim this personal income tax credit when they file their annual tax return in 2020. This credit was eliminated under the previous government.

Mr. Speaker, education is an investment in people. Taking these steps today recognizes the value of this investment, as students from both public and private institutions, undertaking part-time or full-time studies, will be eligible. This will complement other student assistance and workforce programs currently in place.

In support of a strong post-secondary education system, we will continue to honour previously-reached memoranda of understanding by maintaining the one per cent increase in the operating grant to publicly-funded universities. This provides students with stable tuition, and increases transparency and accountability as the universities are now required to appear before a committee of the Legislative Assembly.

Providing sustainable social services

Mr. Speaker, our government understands the importance of caring for and protecting our most vulnerable citizens. We must also ensure that we retain the ability to help people when they need it most.

It is becoming increasingly common to see employers noting that they are experiencing labour shortages. At the same time, there are people on social assistance who may be willing and able to work. Our challenge is to find ways to match employers with employees when and where possible. This may require identifying areas of the social assistance system that could be reformed to help people transition to the labour force.

Our children must be protected. We know that there have been times where the system has fallen short in its duty to effectively protect our children. Several recommendations have recently been made to improve child protection. Today’s budget includes funding to begin implementing important recommendations from the Child and Youth Advocate, and from the Savoury report.

Our government will support individuals in times of need, whether that person is a senior receiving home support services or a child under our care. We know that attracting and retaining labour to provide these important services continues to be a challenge. Our government recognizes the compassion and dedication these workers demonstrate every day, and we remain committed to continuing to work towards higher wages as we right the fiscal ship of the province.

To ensure that we continue to provide support to some of the most vulnerableNew Brunswickers, I am pleased to state that we are choosing to invest $16.1 million in Budget 2019–2020 to increase wages for home support workers.

Through the Healthy Seniors pilot project, our government will continue to support the research being done that will identify initiatives to help seniors live safely, securely, and independently longer.

Today’s budget also increases per diems from $135 to $142.50 for memory care beds in our province. Facilities providing this service to seniors living with dementia reassure families that their loved ones are being cared for in a safe and secure environment by caring staff. We feel it is critical to continue to support these much- needed operations.

Multi-year plan

Mr. Speaker, today’s budget is about managing our finances responsibly, living within our means and delivering services to New Brunswickers that demonstrate value for money.

By maintaining fiscal discipline through continued strong expenditure management, we will begin reducing the debt burden we face as a province. Successfully reducing debt will also allow us to consider future tax reductions and improved services to New Brunswickers.

In addition to the steps we have taken with Budget 2019–2020, our multi-year plan clearly shows a strong commitment to maintaining fiscal discipline. Our revenue growth assumptions are modest, prudent, and reflect our current economic realities. If economic and revenue growth exceeds expectations, we will have an opportunity to further lower net debt.

There are many challenges ahead, yet solutions to grow the economy can be found that are innovative, efficient, and cost-effective. Today’s multi-year plan recognizes these challenges, addresses them head-on, and sends a clear message to the credit rating agencies and the financial and business community that New Brunswick is serious about getting its finances in order.

By taking these steps today, we are positioning New Brunswick for a better tomorrow, a tomorrow that sees clear, measurable results, and where investments are working, delivering value for money, and leading to lower taxes.

Multi-Year Plan ($ millions)
	2019–2020 Budget	2020–2021 Plan	2021–2022 Plan	2022–2023 Plan
Revenue	9,846	9,999	10,181	10,332
Expense	9,823	9,966	10,118	10,261
Surplus (Deficit)	23	33	63	71

Conclusion

Mr. Speaker, in closing, for far too long, we have seen successive governments gradually add to the services provided to the public without fully considering the longer-term impact on the finances of the province. We have not done that.

New Brunswickers have seen newly-elected governments reverse many of the decisions of their predecessors. We have not done that.

New Brunswickers have seen governments implement promises made on the campaign trail despite fiscal realities. We have not done that.

What we are doing is providing stability.

What we are doing is protecting our essential services. What we are doing is prioritizing.

Today is about laying the foundation for a sustainable future. It is a beginning.

Today is about inviting all members of this House, as well as all New Brunswickers to join us in this journey to turn our province around and restore confidence in our future financial ability to serve the people of this province.

Mr. Speaker, our plan will make government affordable and sustainable. Thank you, Mr. Speaker.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
Thousands
$

	Year Ending March 31
	2019	2019	2020
	Estimate	Revised	Estimate
Revenue
Ordinary Account	8,946,303	9,254,128	9,452,968
Capital Account	48,264	29,255	22,545
Special Purpose Account	117,289	113,901	74,693
Special Operating Agencies (net)	124,198	112,865	90,002
Sinking Fund Earnings	191,200	194,200	205,490
Total Revenue	9,427,254	9,704,349	9,845,698

Expense
Ordinary Account	8,773,358	8,823,395	9,011,125
Capital Account	153,502	175,155	129,788
Special Purpose Account	86,099	105,678	80,878
Special Operating Agencies (net)	117,635	111,804	96,241
Amortization of Tangible Capital Assets	485,398	483,780	504,525
Total Expense	9,615,992	9,699,812	9,822,557

Surplus (Deficit)	(188,738)	4,537	23,142

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
Thousands
$

	Year Ending March 31
	2019	2019	2020
	Estimate	Revised	Estimate

Net Debt - Beginning of Year	(14,099,847)	(13,926,249)	(14,104,782)

Changes in Year
Surplus (Deficit)	(188,738)	4,537	23,142
Investments in Tangible Capital Assets	(668,993)	(666,850)	(478,459)
Amortization of Tangible Capital Assets	485,398	483,780	504,525
(Increase) Decrease in Net Debt	(372,333)	(178,533)	49,208
Net Debt - End of Year	(14,472,180)	(14,104,782)	(14,055,575)

TOTAL REVENUE
2019–2020
Thousands
$

			SPECIAL	SPECIAL
	ORDINARY	CAPITAL	PURPOSE	OPERATING
DEPARTMENT	ACCOUNT	ACCOUNT	ACCOUNT	AGENCIES	TOTAL

Agriculture, Aquaculture
and Fisheries	10,338	-	-	-	10,338
Education and Early
Childhood Development	33,157	-	45,325	-	78,482
Energy and Resource Development	80,442	40	3,347	-	83,829
Environment and Local Government	3,803	-	8,430	-	12,233
Finance and Treasury Board	8,138,435	-	1,166	-	8,139,601
Health	68,193	-	1,500	-	69,693
Justice and Office of the Attorney
General	6,743	-	649	-	7,392
Legislative Assembly	495	-	-	-	495
Opportunities New Brunswick	10,390	-	-	400	10,790
Other Agencies	622,622	-	-	-	622,622
Post-Secondary Education, Training
and Labour	174,377	-	2,900	5,902	183,179
Public Safety	218,818	-	9,314	-	228,132
Regional Development Corporation	-	-	-	93,534	93,534
Social Development	89,423	50	1,138	-	90,611
Tourism, Heritage and Culture	3,340	-	1,659	4,525	9,524
Transportation and Infrastructure	7,511	22,455	665	85,900	116,531
Sub-Total	9,468,087	22,545	76,093	190,261	9,756,986

Sinking Fund Earnings	-	-	-	-	205,490
Inter-account Transactions	(15,119)	-	(1,400)	(100,259)	(116,778)

TOTAL REVENUE	9,452,968	22,545	74,693	90,002	9,845,698

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
Thousands
$

	Year Ending March 31
	2019	2019	2020
	Estimate	Revised	Estimate

Taxes
Personal Income Tax	1,682,000	1,783,000	1,773,000
Corporate Income Tax	311,800	442,700	381,000
Metallic Minerals Tax	1,900	1,900	1,900
Provincial Real Property Tax	514,750	522,000	538,000
Harmonized Sales Tax	1,492,500	1,466,200	1,539,100
Gasoline and Motive Fuels Tax	248,600	246,600	282,000
Tobacco Tax	156,000	144,000	141,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	57,600	59,600	60,200
Real Property Transfer Tax	25,000	28,000	28,000
Financial Corporation Capital Tax	27,000	25,000	25,000
Cannabis Duty	6,000	3,600	8,250
Penalties and Interest.	13,000	14,000	13,000
Sub-Total - Taxes	4,536,650	4,737,100	4,790,950

Return on Investment	264,235	223,289	245,651
Licences and Permits	158,479	163,957	163,937
Sale of Goods and Services	448,125	476,690	457,865
Royalties	69,730	75,930	69,730
Agency Revenues	160,900	162,100	164,000
Fines and Penalties	6,804	5,818	6,608
Miscellaneous.	91,578	114,849	84,630

TOTAL - OWN SOURCE REVENUE	5,736,501	5,959,733	5,983,371

Unconditional Grants – Canada
Fiscal Equalization Payments	1,873,898	1,873,898	2,023,210
Canada Health Transfer	791,900	813,669	832,746
Canada Social Transfer	290,600	298,662	300,851
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	2,958,264	2,988,095	3,158,673

Conditional Grants – Canada	266,466	321,086	326,043

TOTAL - GRANTS FROM CANADA	3,224,730	3,309,181	3,484,716

Sub-Total	8,961,231	9,268,914	9,468,087

Inter-account Transactions	(14,928)	(14,786)	(15,119)

TOTAL - ORDINARY ACCOUNT REVENUE	8,946,303	9,254,128	9,452,968

TOTAL EXPENSE
2019–2020
Thousands
$

			SPECIAL	SPECIAL
	ORDINARY	CAPITAL	PURPOSE	OPERATING
DEPARTMENT	ACCOUNT	ACCOUNT	ACCOUNT	AGENCIES	TOTAL

Agriculture, Aquaculture and Fisheries	40,197	300	-	-	40,497
Education and Early
Childhood Development	1,294,706	1,599	44,485	-	1,340,790
Energy and Resource Development	96,571	6,575	3,300	-	106,446
Environment and Local Government	152,621	1,000	8,430	-	162,051
Executive Council Office	13,232	-	-	-	13,232
Finance and Treasury Board	35,925	-	1,166	-	37,091
General Government	857,705	-	-	-	857,705
Health	2,803,439	23,000	1,500	-	2,827,939
Justice and Office of the Attorney
General	55,737	-	499	-	56,236
Legislative Assembly	29,173	-	-	-	29,173
Office of the Premier	1,492	-	-	-	1,492
Opportunities New Brunswick	40,033	-	-	400	40,433
Other Agencies	403,477	-	-	-	403,477
Post-Secondary Education, Training
and Labour	636,056	2,000	2,900	5,862	646,818
Public Safety	227,455	-	11,118	-	238,573
Regional Development Corporation	70,090	47,800	-	102,636	220,526
Service of the Public Debt	677,000	-	-	-	677,000
Social Development	1,235,155	12,000	4,000	-	1,251,155
Tourism, Heritage and Culture	53,731	12,945	1,680	4,302	72,658
Transportation and Infrastructure	311,500	493,377	1,800	83,300	889,977
Total Expenditure	9,035,295	600,596	80,878	196,500	9,913,269

Investment in Tangible Capital Assets	(7,651)	(470,808)		-	(478,459)
Inter-account Transactions	(16,519)	-	-	(100,259)	(116,778)
Amortization of Tangible Capital Assets	-	-	-	-	504,525
TOTAL EXPENSE	9,011,125	129,788	80,878	96,241	9,822,557